UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No. 3)

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CONVERGENCE ETHANOL, INC.
(Name of Registrant as Specified In Its Charter)
Daniel K. Moscaritolo
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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May 21, 2007

Dear Fellow Shareholders:

I have chosen three nominees to replace Convergence Ethanol's current directors, and I am seeking your support at the 2007 Annual Meeting of Shareholders.

The shareholder meeting is being held notwithstanding the active opposition of the Convergence board. On February 23, 2007, the First Judicial District Court of the State of Nevada in and for Carson City confirmed the lawfulness of the demand (made by myself and fellow shareholder Charles L. Christensen) that Convergence hold an annual meeting, the first one in many years.

Many of you may know that I co-founded the company's predecessor, serving in a part time capacity beginning on July 1, 2002, as the Chief Operating Officer (“COO”) and Chief Technical Officer (“CTO”) of the private company, MEMS USA Inc., which was the predecessor of Convergence. I became a director and the full-time COO and CTO when MEMS merged with a subsidiary of Convergence, a public company, on February 18, 2004 and continued to serve in those positions until I resigned from the Board of Directors in November 2006. I resigned because I had grave concerns regarding whether Dr. Latty had undisclosed material financial interests in two material transactions between Convergence and two private companies that he and/or his wife controlled, the Accelon Company in Thousand Oaks, California (“Accelon Company”) and the Accelon Corporation Inc, a Nevada corporation (“Accelon Nevada”). Subsequently, I have observed, several instances of what I consider to be acts of entrenchment by the current directors that have only reinforced my growing concerns with the current direction of Convergence.

We believe Dr. Latty should answer some questions

Did you know that--

-
In March of 2003, Convergence entered into a money-losing contract with the Accelon Company, under which Convergence lost hundreds of thousands of dollars. The contract was to build one prototype of a fuel blending skid or mechanical mixing machine. C.A. Lombardi, Executive Vice President of Accelon stated in the bid solicitation that Accelon planned to purchase up to 20 of these mixing systems in the same calendar year. A project report shows projecting revenues of $8 million with an 18-month demand for 100 to 120 units in follow on purchases and that Dr. Latty was Convergence’s project “lead.”

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There was no public disclosure of a relationship between Dr. Latty, his wife Cathy A. Latty (C.A. Lombardi-maiden name) and the two companies; the Accelon Company and Accelon Nevada. To the best of my knowledge, there was never any disclosure of these facts inside Convergence.

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James Latty’s wife’s maiden name (C. A. Lombardi) is the same as the officer of Accelon who signed the contract with Convergence, on behalf of the Accelon Company. Why did documents filed with the U.S. Patent and Trademark Office by Dr. Latty reflect that he and C.A. Lombardi shared the same mailing address?

-	How was it that this C. A. Lombardi had the authority to sign and issue checks to Convergence, on behalf of two separate companies; the Accelon Company and Accelon Nevada?

-
Why did Dr. Latty, as an individual person, file for a trademark in May of 2003 for the generic name "Accelon" for a mechanical mixing machine, the same as the product that Convergence was prototyping for the Accelon Company?

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Lawrence Weisdorn, Charles L. Christensen and I had raised these questions. Each of us was terminated or resigned. I resigned on account of the Company’s reticence to provide the answers. The Company still does not provide answers to these questions, and we feel the shareholders are entitled to these answers.

The right to vote is our most important right and our most precious right as shareholders, and there is no justification for Convergence's unwillingness to afford us this right.

Did you know that--

-	The 2007 Annual Meeting will be held because Convergence was ordered by a Nevada court to hold this meeting.

-	Ironically, Convergence has spent large amounts of money trying to frustrate the shareholders' rights to vote for its directors.

-	Convergence has held no prior shareholders' meetings since March 18, 2002 (five years).

-	Not a single current Convergence director was ever elected by you, the shareholders.

-
When asked to distribute my proxy materials, Convergence demanded $60,000 from me. Convergence would be entitled only to its "reasonable expenses" to distribute (not to print or review) proxy statements.

There is no justification for Convergence electing its directors one-at-a-time since the shareholders have not had any meetings for over five years.

Did you know that--

-	The Bylaws provide for a three-year term for directors? The shareholders never had an opportunity to vote on it.

-	Convergence intends to elect only one director, instead of all three, at the 2007 Annual Meeting.

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Dr. Latty, serving as a director of Convergence since February 18, 2004, has already served over three years, already longer than as provided in the Convergence bylaws themselves. The Convergence position is that Dr. Latty is "protected" from being voted in or out this year. It also so happens that, according to the Company's proxy, "Ratification of [Latty's] new three-year [employment] agreement by the Board of Directors is anticipated."

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When Dr. Latty was elected as a director, the bylaws provided for a one-year term for directors; and Nevada Revised Statutes 780.330.2 provides that the directors in office at the time of changing bylaws to provide for a "three-year" term do not thereby receive three-year term; they would continue to have a one-year term.

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According to the Convergence bylaws themselves, all “replacement" directors elected by the board are supposed to only serve out the remaining term of the director that they are replacing. Since two of the current directors are replacement directors, and the prior directors were elected on February 18, 2004, their terms have already been extended beyond the three years limitations set forth in Convergence's own bylaws.

It compounds my concern that Convergence has chosen to object to a shareholder vote while the current board and management are overseeing a desperate financial situation.

I believe the Dr. Latty has failed to raise sufficient capital as necessary for Convergence to position itself for future growth and to deliver value to shareholders.

Did you know that--

-
Under Dr. Latty's leadership, Convergence has not raised one dollar of external equity or debt funding to advance the Hearst Ethanol One, Inc. project? As a matter of fact, according to Convergence's most recent Form 10-KSB, "[Convergence] plan[s] to obtain the additional working capital through private placement sales of our equity securities. [Convergence has] not received any funds, nor can there be any assurance that such funds will be forthcoming."

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Development of the HEO project is Convergence's best hope to become self-sustaining. As a matter of fact, according to Convergence's most recent Form 10-KSB, "[Convergence] expect[s] to continue incurring operating losses until we are able to derive meaningful revenues from our proposed business relating to ethanol production, energy generation and supply."

By alleged non-performance of promises to previous investors, I am concerned that Convergence is jeopardizing its opportunities to raise much-needed additional financing.

Did you know that--

-
Convergence received private financing in 2005 and, as alleged in a demand made by investors but not made public by Convergence, to date has failed to issue and deliver the securities sold to the investors. In addition, based on public filings, Convergence has also not attempted to register those securities as allegedly promised.

-
Convergence raised private financing in 2006, allegedly based on a promise that the funds would be held in an escrow account and not released to Convergence until the funds in escrow exceeded $350,000. The investors allege that Convergence raised only $130,000 and notwithstanding its promise expended those funds for its own account.

-
On March 13, 2007, Convergence received a demand for payment of liquidated damages in the amount of $145,906.61 (the “Notice”) plus $2,353.33 per day after March 13, 2007 from GCA Strategic Investment Fund Limited (“GCA”) pursuant to a Securities Purchase Agreement dated October 31, 2006 between Convergence and GCA (the “Purchase Agreement”). Pursuant to the Purchase

Agreement, Convergence was required to file and obtain an effective Registration Statement covering the resale of the Registrable Securities no later than January 25, 2007. The Company has not even filed a Registration Statement covering the Registrable Securities. The foregoing liquidated damages are payable in cash upon demand. If payment is not received by GCA in accordance with the terms of the Purchase Agreement and the Notice, GCA has threatened to issue to the Company a notice of default and accelerate Convergence’s outstanding obligation to GCA. Convergence would then owe the holders at least 110% of the $3,530,000 original principal amount, 110% of default interest at the rate of 18% per year, and 110% of the liquidated damages, or more based on a market price formula, plus an amount equal to the appraised value of the outstanding warrants based on a Black-Scholes model, or more based on a market price formula.

MY NOMINEES HAVE A REAL PLAN AND THE EXPERIENCE NECESSARY TO DELIVER VALUE TO CONVERGENCE SHAREHOLDERS

We believe that the following strategic actions will deliver maximum value for the Convergence shareholders:

-	Promptly seeking capital for moving forward with the Hearst Ethanol Project.

-	Promptly hiring a new, highly-qualified and experienced CEO.

-	Removing the current "defensive" and "anti-change of control" provisions of the board-approved Bylaws in accordance with the highest standards of corporate governance.

I believe your voice in the future of Convergence can best be expressed through the election of the Shareholder Nominees at the annual meeting. If my nominees are elected, we intend to apply or experience and knowledge toward achieving the highest and best use of Convergence's valuable assets for the benefit of all the shareholders.

Thank you for your careful consideration.

Sincerely,

/s/ Daniel K. Moscaritolo
DANIEL K. MOSCARITOLO

v

If your shares are not held in a brokerage account and a stock certificate is registered in your own name, you are the Shareholder of record and would vote by signing and dating the accompanying form of proxy and sending it to PROXY SOLICITOR, 300 S. HARBOR BL., SUITE 500, ANAHEIM, CA 92805.

On the other hand, if your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and in that case these proxy materials are being forwarded to you by your broker who is considered, with respect to those shares, the Shareholder of record. To vote as a beneficial owner, you may either--

A. Direct your broker to vote your shares, and your broker or nominee shall have enclosed a voting instruction card for you to use; OR

B. Specifically request a document called a "legal proxy" from your broker and either bring it with you to the Annual Meeting or sign and date the accompanying form of proxy and forward it along with your "legal proxy" to PROXY SOLICITOR, 300 S. HARBOR BL., SUITE 500, ANAHEIM, CA 92805.

PLEASE CAREFULLY READ THE ACCOMPANYING PROXY STATEMENT FOR MORE DETAILED INFORMATION ABOUT THE NOMINATING SHAREHOLDER’S NOMINEES FOR DIRECTOR. IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING OR NEED ADDITIONAL COPIES OF THE NOMINATING SHAREHOLDER'S PROXY MATERIALS, PLEASE CONTACT THE NOMINATING SHAREHOLDER’S PROXY SOLICITOR, THOMAS HEMINGWAY (THE "PROXY SOLICITOR") AT 300 S. HARBOR BL., SUITE 500, ANAHEIM, CA 92805 OR CALL 714-765-0012.

PROXY STATEMENT
OF
THE NOMINATING SHAREHOLDER--DANIEL K. MOSCARITOLO
(OPPOSING THE NOMINEE(S) OF THE CURRENT BOARD OF DIRECTORS
OF CONVERGENCE ETHANOL, INC.)

ANNUAL MEETING OF SHAREHOLDERS
OF CONVERGENCE ETHANOL, INC.

This Proxy Statement and form of proxy are in favor of the nominees of Daniel K. Moscaritolo (the "Nominating Shareholder") and are being sent to holders (the "Shareholders") of the Common Stock of Convergence Ethanol, Inc., a Nevada corporation (the "Company"), in connection with his solicitation of proxies for the 2007 Annual Meeting of Shareholders of the Company (including any adjournments or postponements thereof, called the “Annual Meeting”).

The Annual Meeting was adjourned by the Company to an indefinite, not-yet-announced time and place. It was originally scheduled to be held on April 16, 2007, at 7:30 a.m., Pacific Time, at the Company's principal executive offices, located at 5701 Lindero Canyon Road, Suite 2-100, Westlake Village, California 91362. The time and place of the adjourned meeting must be provided by Convergence in a notice to Shareholders. At present, Convergence has not announced either the time or place for the adjourned meeting to reconvene. We will supplement this Proxy Statement to announce the time and place for the Annual Meeting.

Shareholders who owned Common Stock on February 15, 2007 (the "Record Date") are entitled to vote at the Company's Annual Meeting. In order to have this record date, the meeting must be held not later than June 15, 2007. If the record date is changed, we will supplement this Proxy Statement to announce the new record date.

The Nominating Shareholder is soliciting the votes of other Shareholders at the Annual Meeting to elect Daniel K. Moscaritolo, Charles L. Christensen and Thomas Hemingway (the "Shareholder Nominees") to serve as Directors of the Company. The Nominating Shareholder is soliciting votes in opposition to the Director (or Directors) nominated for election by the Company.

In the event that the Company is ordered by the First Judicial District Court of the State of Nevada in and for Carson City or voluntarily proposes to elect three Directors at the Annual Meeting of Stockholders, the Nominating Shareholder will vote the proxies solicited by the Nominating Shareholder in favor of electing each of the Shareholder Nominees as a Director. If only one director can be elected at the Annual Meeting, then the proxies solicited hereby will be voted for Daniel K. Moscaritolo.

The name and address of the Nominating Shareholder is: Daniel K. Moscaritolo, 4010 Lemonberry Place, Thousand Oaks, CA 91362. The Nominating Shareholder beneficially owns 2,462,887 shares of Common Stock, which represents approximately 12.09% of the Company's outstanding Common Stock as of the Record Date. The Nominating Shareholder has been a beneficial owner of the Company's Common Stock for over two years. Additional information concerning the Nominating Shareholder and Shareholder Nominees is set forth in this Proxy Statement. The Nominating Shareholder is not soliciting proxies to vote on the Company’s proposal to ratify the selection of Kabani & Company, Inc. as the Company’s independent auditors for the year ending September 30, 2007.

This Proxy Statement and form of proxy are intended to be first sent or given to Shareholders on or about May 21, 2007.

Your last dated proxy is the only one that counts, so return the form of proxy even if you have previously delivered another proxy card to the Company. The Nominating Shareholder urges you not to return any form of proxy sent to you by the Company other than the accompanying form of proxy.

Your vote is important, no matter how many or how few shares you hold. If your shares are held in the name of a brokerage firm, bank or nominee, only they can vote your shares, and only upon receipt of your specific instructions. Accordingly, please return the form of proxy in the envelope provided by your bank or broker or contact the person responsible for your account and give instructions for such shares to be voted for the Shareholder Nominees. You should be aware that if your shares of Common Stock are held through a bank, brokerage firm or other nominee, you will be unable to change your vote at the Annual Meeting unless you obtain a "legal proxy" from the bank, brokerage firm or other nominee.

If your shares are registered in more than one name, the accompanying form of proxy should be signed by all such persons to ensure that all shares are voted for the Shareholder Nominees.

Holders of shares of Common Stock on the Record Date are urged to submit a proxy, even if such shares have been sold after the Record Date.

THIS SOLICITATION IS BEING MADE BY THE NOMINATING SHAREHOLDER AND NOT ON BEHALF OF THE COMPANY. EXCEPT AS SET FORTH HEREIN, THE NOMINATING SHAREHOLDER IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING. SHOULD OTHER MATTERS, WHICH THE NOMINATING SHAREHOLDER IS NOT AWARE OF A REASONABLE TIME PRIOR TO THE ANNUAL MEETING, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSON NAMED AS PROXY ON THE ACCOMPANYING FORM OF PROXY WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

If you have any questions or need assistance in voting your shares, please call THE NOMINATING SHAREHOLDER'S PROXY SOLICITOR at 714-765-0012

If your shares are not held in a brokerage account and a stock certificate is registered in your own name, you are the Shareholder of record and would vote by signing and dating the accompanying form of proxy and sending it to PROXY SOLICITOR, 300 S. HARBOR BL., SUITE 500, ANAHEIM, CA 92805.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and in that case these proxy materials are being forwarded to you by your broker who is considered, with respect to those shares, the Shareholder of record. To vote as a beneficial owner, you may either—

A. Direct your broker to vote your shares, and your broker or nominee shall have enclosed a voting instruction card for you to use; OR

B. Specifically request a document called a "legal proxy" from your broker and either bring it with you to the Annual Meeting or sign and date the accompanying form of proxy and forward it along with your "legal proxy" to PROXY SOLICITOR, 300 S. HARBOR BL., SUITE 500, ANAHEIM, CA 92805.

REASONS FOR REPLACING THE INCUMBENT DIRECTORS

Management and the Incumbent Directors Have Failed to Answer Questions Arising from the Company’s Dealings with Accelon

The Company once had a money-losing contract with a Company called Accelon, under which the Company lost hundreds of thousands of dollars. The contract was to build one prototype of a fuel mixer. Dr. Latty’s wife’s maiden name, Cathy Anne Lombardi, is the same as the officer of Accelon who signed the contract. Additionally, on May 11, 2003 Dr. Latty filed for a trademark for the word mark “Accelon” for a fuel mixer, the product that the Company was prototyping for Accelon. Also mentioned in a subsequent trademark assignment is a person with the same maiden name as Dr. Latty’s wife’s maiden name. In addition, the address listed for Cathy Lombardi on the trademark assignment is the same address listed by Dr. Latty on the trademark’s registration. There was no public disclosure of a relationship between Dr. Latty and Accelon and no disclosure inside the Company either.

Lawrence Weisdorn, Charles L. Christensen and the Nominating Shareholder at different times had raised these questions. Each of these former directors or officers was terminated or resigned. The Nominating Shareholder resigned on account of the Company’s reticence to provide the answers to you, the shareholders. The Company still has not provided answers to these questions, and we feel the shareholders are entitled these answers.

Management and the Incumbent Director’s Attempts at Entrenchment Could Impede the Shareholders from Having the Opportunity to Vote on the Leadership of the Company

The most fundamental right of shareholders is their right to decide who should serve as the directors of their company. Ever since the Nominating Shareholder initially sought to have the Company hold an annual meeting of shareholders, the incumbent directors have been wasting the Company’s resources in their efforts to prevent the Company’s shareholders from being able to exercise that right. The 2007 Annual Meeting will be held only because the Company was ordered by the First Judicial District Court of the State of Nevada in and for Carson City to hold this meeting. The incumbent directors and management have been actively opposing the Nominating Shareholder’s efforts to have an annual meeting in litigation before the court. Even when faced with an order by the court to hold the Annual Meeting, the incumbent directors and management persisted in their attempt to stymie a vote by demanding that the Nominating Shareholder pay them $60,000 to distribute these proxy materials. The incumbent directors and management took this action despite the fact that the Company would be entitled only to its "reasonable expenses" to distribute (not to print or produce) proxy statements.

The Nominating Shareholder believes that the actions of the incumbent directors and management to prevent the Company’s shareholders from having the opportunity to vote on the leadership of their Company are indicative of the incumbent directors’ and management’s lack of concern for shareholder rights. These actions are even more troubling to the Nominating Shareholder given that the Company has not held a shareholders’ meeting since March 18, 2002. In fact, the very same incumbent directors who have been seeking to entrench themselves have never even been elected by the Company’s shareholders. The Nominating Shareholder believes that having a board of directors who has never been elected by the shareholders and who have frustrated attempts at a shareholder vote is certainly not in the best in interests of the Company or its shareholders.

In an attempt to retain control of the Company and to avoid a shareholder vote on all of the director seats, the incumbent directors also filed a notice with the court indicating that they intend to elect only one director at the Annual Meeting. The incumbent directors rely on bylaws which provide for a three-year term for directors, despite the fact that those bylaws were never approved by the shareholders of the Company. Dr. Latty, serving as a director of the Company since February 18, 2004, has already served over three years, already longer than as provided in those bylaws themselves. The Company’s position is that Dr. Latty is "protected" from being voted in or out this year. It also so happens that, according to the Company's preliminary proxy statement, "Ratification of [Latty's] new three-year [employment] agreement by the Board of Directors is anticipated."

Moreover, When Dr. Latty was elected as a director, the bylaws provided for a one-year term for directors; and Nevada Revised Statutes 780.330.2 provides that the directors in office at the time of changing bylaws to provide for a "three-year" term do not thereby receive three-year term; rather they would continue to have a one-year term. According to the Company’s bylaws themselves, all directors elected by the board are supposed to only serve out the term of the director that is replaced. Since two of the current directors are replacement directors, and the prior directors were elected on February 18, 2004, their terms have already been more than three years, the term as provided in Company’s own bylaws.

Failure to Raise Sufficient Capital to Position Itself for Future Growth

The Hearst Ethanol One, Inc. project involves plans by the Company’s subsidiary, Hearst Ethanol One, Inc., an Ontario corporation (“HEO”), to build an ecologically sound wood waste refinery to produce bio-renewable, fuel-grade alcohol or ethanol in Hearst Ontario Canada. Development of the HEO project is the Company’s best hope to become self-sustaining. As a matter of fact, according to the Company’s most recent Form 10-KSB, "[Convergence] expect[s] to continue incurring operating losses until we are able to derive meaningful revenues from our proposed business relating to ethanol production, energy generation and supply." Yet, under Dr. Latty's leadership, the Company has not raised one dollar of external equity or debt funding to advance the Hearst Ethanol One, Inc. project. As a matter of fact, according to the Company’s most recent Form 10-KSB, "[Convergence] plan[s] to obtain the additional working capital through private placement sales of our equity securities. [Convergence has] not received any funds, nor can there be any assurance that such funds will be forthcoming."

The Nominating Shareholder is troubled by Dr. Latty’s failure to raise the funds necessary to complete the Hearst Ethanol One, Inc. project. The Nominating Shareholder believes that it would be in the best interest of the shareholders and the Company to replace the Company’s incumbent directors with a board which would promptly seek capital to complete the Hearst Ethanol One, Inc. project.

The Company Has Raised Some Financing Privately and Subsequently Disputes Have Arisen

The Company received $1,005,000 of private financing in 2005 and, as alleged in a demand made by investors but not made public by the Company, to date has failed to issue and deliver the securities sold to the investors. In addition, based on public filings, the Company has also failed to register those securities as promised.

The Company raised private financing in 2006, allegedly based on a promise that the funds would be held in an escrow account and not released to Convergence until the funds in escrow exceeded $350,000. The investors allege that the Company raised only $130,000 and notwithstanding its promise expended those funds for its own account.

On March 13, 2007, Company received a demand for payment of liquidated damages in the amount of $145,906.61 from GCA Strategic Investment Fund Limited (“GCA”) pursuant to a Securities Purchase Agreement dated October 31, 2006 between the Company and GCA (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Convergence was required to file and obtain an effective Registration Statement covering the resale of the Registrable Securities no later than January 25, 2007. The Company has not even filed a Registration Statement covering the Registrable Securities. On March 13, 2007, GCA delivered a Notice to the Company claiming liquidated damages in an amount not less than $145,906.61 plus $2,353.33 per day after March 13, 2007. The foregoing liquidated damages are payable in cash upon demand. If payment is not received by GCA in accordance with the terms of the Purchase Agreement and the Notice, GCA has threatened to issue to the Company a notice of default and to accelerate Convergence’s outstanding obligation to GCA. Convergence would then owe the holders at least 110% of the $3,530,000 original principal amount, 110% of default interest at the rate of 18% per year, and 110% of the liquidated damages, or more based on a market price formula, plus an amount equal to the appraised value of the outstanding warrants based on a Black-Scholes model, or more based on a market price formula.

The Nominating Shareholder believes that this history and trend of alleged non-performance of promises to previous investors in the Company is jeopardizing the Company’s opportunities to raise much-needed additional financing. As discussed above, the Nominating Shareholder believes that the HEO project is the Company’s best hope to become self-sustaining. In order to complete the HEO project the Company will require additional financing. The Nominating Shareholder believes that the incumbent directors’ and management’s alleged track record of broken promises to investors reduces the Company’s prospects of moving the HEO project forward.

The Public Disclosures by Convergence to Its Shareholders Fall Short of Relating All the Relevant Facts

The Nominating Shareholder is concerned about the adequacy of the current management’s and directors’ public disclosure of information to the Company’s shareholders. The Nominating Shareholder is particularly troubled by the Company’s disclosure of the following events.

On July 1, 2005, the Company filed a Form 8-K announcing it had reached an agreement for the separation of the Company’s prior CEO, Lawrence Weisdorn. The Company included as exhibits a separation agreement and a letter of resignation, both of which were followed by the typewritten name of Lawrence Weisdorn. However, in a lawsuit commenced by the Company on October 17, 2005, Mr. Weisdorn asserted in a cross compliant on November 3, 2006 that the Form 8-K and its accompanying exhibits were false and that he in fact never signed or agreed to either of those documents. Then, three months later, on February 2, 2006 Convergence disclosed in a Form 10-KSB that the litigation had been settled. That disclosure did not mention that Mr. Weisdorn had alleged breach of fiduciary duty and self-dealing, nor did it disclose that one of the defendants in that lawsuit was Dr. Latty’s wife, Cathy Latty, based on her alleged involvement in a self-dealing transaction.

On November 14, 2006, Mr. Moscaritolo submitted a letter of resignation to the Company to resign as a member of the Board of Directors. Mr. Moscaritolo’s resignation was not reported by the Company until nearly a month later when it was finally disclosed to the shareholders on a Form 8-K filed on December 12, 2006, despite the fact that Item 5.02 of Form 8-K would require such an event to be reported by the Company within four business days. Furthermore, the Company filed a very blurry copy of Mr. Moscaritolo’s resignation letter as Exhibit 99.1 to that Form 8-K.

Although the Company had a staggered board provision and other provisions we consider anti-takeover provisions, the Company did not disclose in any of its filings with the SEC these provisions, except that it filed its original bylaws as an exhibit and it describes the staggered board provision in its proxy statement related to this meeting.

A Form 10-KSB filed by the Company February 2, 2006, discusses a placement agency agreement made with S.W. Bach and Company and the Company includes a copy of the sales agency agreement as Exhibit 10.1 but fails to include a copy of the securities agreement. The Company filings make reference to multiple securities and financing agreements entered into by the Company and its subsidiaries but often fail to provide copies of the agreements as appropriate exhibits.

On another occasion, on April 26, 2006, the Company filed a Form 8-K announcing a contract with Tri-Works, Inc. to create a new company logo and to draft the positioning statement to appear in the Company’s financial statements and announcements for $83 to $91 per hour plus costs. In actuality, the contract was with Try-Works Productions of which Stephen Latty, son of Dr. Latty, was disclosed within the Company as the owner. The Form 8-K made no mention of Stephen Latty’s relation to the Company’s President and CEO.

REASONS TO ELECT THE SHAREHOLDER NOMINEES

The Nominating Shareholder believes that the following strategic actions will deliver maximum value for the Company’s shareholders:

Promptly Seeking Capital for Moving Forward with the Hearst Ethanol Project

The Nominating Shareholder believes that promptly seeking capital for moving forward with the HEO project is necessary for the future success of the Company. If elected, the Shareholder Nominees would, consistent with their fiduciary duties, seek out the capital necessary to move the HEO project forward, in addition to other financing needs.

There is no assurance that the Shareholder Nominees will be successful in raising any significant capital or that they will be able to raise capital on terms favorable to the Company. Raising capital for the HEO project and otherwise may also result in adverse effects on the Company’s shareholders including possible dilution of the current shareholders and the issuance of securities with rights senior to those of the current shareholders. Convergence requires additional capital to continue to fund its ongoing operations, and failure to obtain sufficient financing promptly could result in a serious curtailment of future business and financing activity.

Promptly Hiring a New CEO.

The Nominating Shareholder believes that promptly hiring a new, highly-qualified and experienced Chief Executive Officer is in the best interests of the Company and its shareholders. If elected, the Shareholder Nominees would promptly conduct a search for a suitable executive with prior public company and ethanol industry experience who would be able to effectively advance the HEO project.

There is no assurance that the Shareholder Nominees will be successful in identifying and hiring a CEO with the necessary experience or that the performance of any CEO selected by the Nominating Shareholders would exceed the performance of the Company’s current CEO. There is always a significant risk that replacing a CEO may have adverse effects on the Company including a potential decrease in Company’s operating performance, loss of customers, suppliers and employees, and disruption of operations.

Removing the Current "Defensive" and "Anti-change of Control" Provisions of the Board-approved Bylaws in Accordance with the Highest Standards of Corporate Governance.

The Nominating Shareholder believes that removing the current “defensive” and “anti-change of control” provisions contained in the Company’s bylaws would result in more effective corporate governance and enhance the accountability of the board of directors to the Company’s shareholders.

The current bylaws of the Company provide for a staggered board of directors. Because of this classified structure, shareholders may only vote for one-third of the directors each year, assuming that an annual meeting is held every year. This is not in the best interest of shareholders because it reduces accountability.

An increasing number of investors have come to believe that classified boards reduce accountability of directors because they limit the ability of shareholders to evaluate and elect all directors on an annual basis. Accordingly, an increasing number of companies have been taking actions to provide for the annual election of all directors.

The Nominating Shareholder believes that the election of directors is a primary means for shareholders to influence corporate governance policies and hold management accountable for implementing those policies. The Nominating Shareholder believes that the annual election of all directors is in the best interests of the Company and its shareholders. Accordingly, if elected, the Shareholder Nominees will propose an amendment to the Company’s bylaws to remove the current classified structure and to provide for the annual election of all directors.

Although the Nominating Shareholders are in favor of the annual election of all directors, proponents of classified boards believe that they provide continuity and stability to the board, facilitate a long-term outlook by the board and enhance the independence of non-employee directors.

Expanding the Board.

The Nominating Shareholder supports increasing the number of directors as and when candidates who are capable and willing can be identified and believes that the current number of directors (three) does not assure a diversity of viewpoints, experience and skills on the Board of Directors.

Honoring the contractual rights of investors.

The Nominating Shareholder supports, if consistent with the fiduciary duties of the Board, honoring existing agreements with investors, which would include obligations to take actions necessary to register additional shares of common stock for resale. Convergence will not obtain any additional funds, and definitely will incur significant expenses, in connection with such undertakings. Also, additional shares being resold would have an adverse effect on the market price of the Common Stock. However, such obligations exist. The Nominating Shareholder believes that to continue to default on such obligations would have a more serious adverse effect on Convergence and impair its ability to raise additional financing of any kind.

PROPOSAL ONE
ELECTION OF THE SHAREHOLDER NOMINEES

The Company's Board of Directors is currently comprised of three Directors. The Company has filed a notice in First Judicial District Court of the State of Nevada in and for Carson City indicating that it will propose to elect one Director at the Annual Meeting. The Nominating Shareholder believes that the Company should propose to elect three Directors at the Annual Meeting. The Nominating Shareholder is seeking your support at the Annual Meeting to elect the Shareholder Nominees to the Company’s Board of Directors. The existing bylaws provide that Directors will be elected for a three-year term and electing one Director per year. If one Director is elected, it would be for a three-year term. If three Directors are elected, one would have a three-year term, one would have a two-year term, and one would have a one-year term. That would be the legal effect under the bylaws as they currently exist, and until the bylaws are amended. The Nominating Shareholder and the Shareholder Nominees plan to support a change of that bylaw upon their election to the board, They are planning to support and approve a bylaw amendment to eliminate “classification” of the board or the “staggered board” and return to electing all Directors annually as soon as reasonably possible if not immediately upon election.

When you return the Nominating Shareholder's accompanying form of proxy, you will be voting for Messrs. Moscaritolo, Christensen and Hemingway to be members of the Company's Board of Directors. Each of Messrs. Moscaritolo, Christensen and Hemingway has consented to being named in this Proxy Statement and each Nominee has agreed to serve whether elected as one of three valid Directors or the nominee is elected as the sole valid Director at the Annual Meeting. We have no information concerning the Company’s nominees’ intention to serve in any case. We make no assurance whatsoever that the Company's nominees will serve if elected with any of the Shareholder Nominees. Neither Mr. Moscaritolo nor Mr. Christensen, if elected, would qualify as an independent director under the independence standards of the Nasdaq Stock Market. Mr. Hemingway, if elected, would qualify as an independent director under the independence standards of the Nasdaq Stock Market.

In the event that the Company proposes to elect three Directors at the Annual Meeting of Stockholders, the Nominating Shareholder will vote the proxies solicited by the Nominating Shareholder in favor of electing each of the three Shareholder Nominees as a Director. To the extent that the Company proposes to elect fewer than three Directors at the Annual Meeting, the Nominating Shareholder will vote the proxies solicited by the Nominating Shareholder in favor electing the Shareholder Nominees in the following order: (1) Daniel Moscaritolo and (2) Charles L. Christensen.

The Company has not called a shareholders’ meeting for several years, and it is proper that the entire Board should be elected at the Annual Meeting because the Nevada law clearly and emphatically requires it. In fairness to the Shareholders, Nevada law says directors cannot unilaterally extend their terms in office to three years by creating a staggered board in the bylaws.

All of the Company’s incumbent directors have already continued in office more than three years since their terms began.

The Nominating Shareholder is prepared to nominate and vote for one or three directors, depending upon the number to be elected according to the official records of the Annual Meeting. The Company feels as though it only needs to hold an election of one director, so that James A. Latty and John C. Fitzgerald continue in office for at lest one or two more years with no vote.

In the State of Nevada, the Nominating Shareholder has asked the First Judicial District Court of the State of Nevada in and for Carson City to rule on a motion to require the Company to hold an election for all three directors. If the Nominating Shareholder succeeds, and the court orders the Company to hold an election for all three directors, we will nominate all three nominees, and in the alternative situation we shall also nominate all three directors, in order to preserve our rights.

The Nominating Shareholder seeks to remove the incumbent board members, who have invalidly extended their own terms as directors and have opposed holding this Annual Meeting, and to replace them with the Shareholder Nominees.

The Company’s Board itself adopted a staggered board of directors simply by amending the bylaws. The adoption of the bylaws, according to the Company extends the directors terms from one year to three years. However, the Company’s position directly violates Nevada law. The entire Board should have been up for election (ever since 2005 in fact) because Nevada Revised Statutes 78.330.2, provides "If an amendment reclassifying the directors would otherwise increase the term of a director, unless the amendment is to the articles of incorporation and otherwise provides, the term of each incumbent director on the effective date of the amendment terminates on the date it would have terminated had there been no reclassification.” The Nominating Shareholder hopes that the Board of the Company does not succeed in fooling the Shareholders any longer.

Moreover, the terms of office of the incumbent directors have already been at least three years. The bylaws were reclassified in 2004, and the "three-year terms" would have already started before that. They would have expired by now even if they were three years, so it seems quite remarkable that the law requires Mr. Latty’s position to be up for reelection, yet despite this Mr. Latty does not stand for reelection, he offers up another person who has served a much shorter time.

Furthermore, another separate, independent and sufficient reason why all three of the incumbent directors should be standing for reelection at the Annual Meeting is that the staggered board provision was in the Company’s bylaws, but not the ones actually in effect. The Company filed amended bylaws with the Securities and Exchange Commission on March 1, 2007 as Exhibit 3.2 to its Periodic Report on Form 10-QSB/A. The amended bylaws do not provide for a staggered board. Rather, those bylaws provide that the directors shall hold office for the terms specified in the Company’s Articles of Incorporation. The Company’s Articles of Incorporation do not have a provision for a staggered board and cannot be amended to add such a provision without shareholder approval.

The law is plain, and it should be plain to you also that Mr. Latty is cleverly masquerading as a director with a continuing term, which is a shameless refusal to let go the reigns of power.

Information With Respect to the Shareholder Nominees

Listed below are the Shareholder Nominees, with information showing the principal occupation or employment of the Shareholder Nominees, the principal business of the corporation or other organization in which such occupation or employment is carried on, and such nominees' business experience during the past five years. Such information has been furnished to the Company by the Nominating Shareholder:

Daniel K. Moscaritolo, age 54, is a Master Degreed-Mechanical Engineer, inventor, technical businessman and an expert in advanced backflushable filtration systems and New Product Development. Mr. Moscaritolo recently served as a Director of the Company from July 1, 2002 through November 14, 2006. He also served as the Chief Operating Officer and Chief Technology Officer of the Company from July 1, 2002 through November 17, 2006 and the Chief Human Resources Officer and Ombudsman of the Company from September/October of 2004 to November 17, 2006. Mr. Moscaritolo served as the Director of Hearst Ethanol One (“HEO”), a Canadian Subsidiary of which the Company owns an 87.3% interest, from December 21, 2005 to at least November 17, 2006 (the termination date is unknown), and served as President of HEO from October 10, 2006 to at least November 17, 2006 (the termination date is unknown). Mr. Moscaritolo previously worked for 14 years at various divisions of ESCO Technologies, including his last position as Vice President of Technology and New Product Development for PTI Technologies Inc. Mr. Moscaritolo’s business address is 4010 Lemonberry Place, Thousand Oaks, CA 91362.

Charles L. Christensen, age 50, currently serves as the President and Director of Recycled Energy Corporation and has held those positions since September 1, 2006. Mr. Christensen served as the Director of Company from June 2004 to August 20, 2004, the President of MEMS USA Applied Technology, a division of the Company from September 8, 2003 to June 23, 2006 and the President of Bott Equipment, a division of the Company, from November 1, 2004 to June 23, 2006. He previously served as Vice President and General Manager of Kaydon Custom Filtration Corp. from August 30, 1999 to September 5, 2003. Mr. Christensen’s business address is Recycled Energy Corporation, 3040 Saturn Street, Suite 104, Brea, CA 92821

Thomas Hemingway, age 50, currently serves as Chairman and COO of NextPhase Wireless, Inc. (since 2006), Director of Financial Media Group (since 2004) and Director of Great American Coffee Company (since 2006). He previously served as Chairman and CEO of Oxford Media from August 2004 to May 2006 and Chief Executive Officer and Chairman of the Esynch Corporation from 1998 to 2004. He also was the Chairman and CEO of Intermark Corporation, a software developer and publisher in the entertainment markets, from 1995 to 1998 and previously was the President and CEO of Omni Advanced Technologies and Intellinet Information Systems. Mr. Hemingway’s business address is 300 S. Harbor Bl., Suite 500, Anaheim, CA 92805.

Daniel K. Moscaritolo tendered his resignation from the Board of Directors of the Company on November 14, 2006. A copy of Mr. Moscaritolo’s resignation letter is attached as Exhibit C to this Proxy Statement. Mr. Moscaritolo’s employment as the Chief Operating Officer, Chief Technology Officer, Chief Human Resources Officer and Ombudsman of the Company was subsequently terminated by the Company on November 17, 2006. Mr. Moscaritolo received full time compensation for services rendered to the Company during the fiscal years ended September 30, 2006, 2005 and 2004, as set forth below:

Summary Compensation Table
	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Comp-ensation ($)	Securities Underlying Options (#)	All Other Comp-ensation ($)
Daniel K. Moscaritolo, COO and CTO	2006	240,000	-	9,350	-	-
	2005	240,000	-	10,200	-	-
	2004	240,000	-	94,770	1,284,343	-

Aggregated Option/SAR Exercises in 2006 Fiscal Year
and FY-End Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Options/SARS At FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/ SARS at FY-End ($) Exercisable/ Unexercisable
Daniel K. Moscaritolo	-	-	-0- / -0-	$0/$0

Mr. Moscaritolo entered into an employment agreement with the Company dated as of July 1, 2002 with an initial term of four years which provided that Mr. Moscaritolo would receive a salary at a rate of $20,000 per month for full-time employment. The Company terminated Mr. Moscaritolo on November 17, 2006. In his Whistleblower Action (defined below) Mr. Moscaritolo alleges that he should be reinstated and that the Company had approved an increase to his salary and that he was entitled to receive additional compensation at a rate of $7,500 each month effective November 6, 2004.

In September 2005 Mr. Moscaritolo loaned the Company approximately $105,800. The terms of the note required payment of principal and interest, which accrued at a rate of ten percent (10%) per annum. The note was accompanied by a security agreement that granted Mr. Moscaritolo a security interest in all personal property belonging to the Company, as well as granting an undivided 1/2 security interest in all of the Company’s right title and interest to any trademarks, trade names, contract rights, and leasehold interests. On October 31, 2006 the Company paid Mr. Daniel Moscaritolo a sum of $54,358 of which $8,558 was for accrued interest. As of October 31, 2006 Mr. Moscaritolo's loan was paid in full.

Mr. Christensen previously served as the Director of Company from June 2004 to August 20, 2004, President of MEMS USA Applied Technology, a division of the Company, from September 8, 2003 to June 30, 2003 and President of Bott Equipment, a division of the Company, from November 1, 2004 to June 23, 2006.

Mr. Moscaritolo filed one late Form 3 on December 29, 2006, and four late Forms 4, with each Form 4 reporting a single transaction, on March 28, 2007 pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (“Section 16(a)”). Mr. Christensen filed one late Form 3 on March 28, 2007 pursuant to Section 16(a).

Legal Proceedings

On December 13, 2006, Mr. Moscaritolo presented the Company’s management with a purported action by written consent of the Shareholders of the Company indicating that the Shareholders had elected to remove the current board of directors and elect Messrs. Moscaritolo and Hemingway as directors in their place. Mr. Moscaritolo also presented the Company’s management with two separate purported actions by written consent of the new purported board of directors indicating that the Company's current officers, James A. Latty and Richard W. York, were terminated and that Mr. Moscaritolo was elected to serve as Secretary of the Company and Mr. Hemingway was elected to serve as President and Chief Executive Officer of the Company. The Company rejected the purported shareholder action on the grounds that, on its face, the purported action showed an insufficient number of votes had been obtained to approve the requested action, and on the further grounds that the consent of shareholders was solicited and obtained in violation of the proxy rules set forth in Section 14 of the Securities Exchange Act of 1934, as amended (the “Act”). As a consequence of the invalidity of the purported shareholder action, the Company also rejected the actions of the new purported board of directors terminating and replacing the officers of the Company.

On December 14, 2006, the Company filed a lawsuit in the United States District Court, Central District of California, Western Division (Case No.: CV06-07971) against Mr. Moscaritolo for alleged violations of the Act, declaratory relief, breach of fiduciary duty, intentional interference with contract, and conversion (the “Company Action”). Specifically, the Company alleged that Mr. Moscaritolo's actions to replace the incumbent board of directors were invalid and unlawful. On February 8, 2007, a default was entered against Mr. Moscaritolo and on February 12, 2007, the Court entered an Order granting the Company’s Motion for a Preliminary Injunction. Pursuant to the Order, the Court ruled that: (1) the attempted shareholder action initiated by Mr. Moscaritolo and his purported proxies was void as the proxies were solicited and obtained in violation of federal securities laws; (2) Mr. Moscaritolo and those acting in his control or direction were enjoined from (a) attempting to vote any of the illegally obtained proxies; (b) purporting to act as directors of officers of the Company or its subsidiaries; (c) further soliciting shareholder proxies in violation of federal securities laws; and (d) disclosing any confidential portion of a particular ethics report.

On December 15, 2006, Mr. Moscaritolo and Mr. Hemingway, individually, and on behalf of the Shareholders of the Company, filed a lawsuit in Nevada State Court, County of Washoe (Case No.: CV0603002) against Mr. Latty and Mr. York for injunctive relief, declaratory relief, receivership, and accounting relating to the failed effort to remove them from the Board of Directors of the Company and seeking a court order approving their removal (the “Moscaritolo Action”). In January 2007, Mr. Moscaritolo and Mr. Hemingway voluntarily dismissed the Moscaritolo Action.

On January 10, 2007, Mr. Moscaritolo and Mr. Christensen filed a lawsuit in the First Judicial District Court of the State of Nevada in and for Carson City (Case No.: 07-00035A) against the Company, Dr. Latty, and Steven Newsom, a current director, for injunctive relief to hold an Annual Shareholders Meeting (the “Second Moscaritolo Action”). On February 23, 2007 the court in the Second Moscaritolo Action issued an order that the Company give notice and hold its Annual Meeting on or before April 15, 2007.

On January 29, 2007, Mr. Moscaritolo filed a Sarbanes-Oxley Whistleblower complaint (No. 9-3290-07-019) for discrimination with the Occupational Safety and Health Administration (“OSHA”) under Section 806 of the Corporate and Criminal Fraud Accountability Act of 2002, Title VIII of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1514A (“SOX”) (the “Whistleblower Action”). In the complaint Mr. Moscaritolo alleges he was constructively demoted, retaliated against, intimidated with punitive threats, and ultimately terminated after continuing a third-party independent ethics investigation of alleged fraud, theft and SEC violations allegedly committed by Mr. Latty. Mr. Moscaritolo is seeking relief in the form of back pay owed immediately due upon termination, back pay owed if and when he is reinstated, and reinstatement. Mr. Moscaritolo’s termination from the Company may form the basis for additional litigation by Mr. Moscaritolo against the Company or its management.

Interests of Nominees

If the Shareholder Nominees are elected, the Nominating Shareholder will ask the board to consider and vote upon a proposal to terminate the Chief Executive Officer and to consider whether each of the other current executive officers of the Company should be removed. The Nominating Shareholder also intends to propose that the Company then conduct a search to find a new highly, qualified and experienced executive to serve as the Company’s Chief Executive Officer. Pending the hiring of a permanent Chief Executive Officer, the Nominating Shareholder plans to propose to engage Thomas Hemingway on an interim basis. Compensation that would be paid to Mr. Hemingway for his services as interim CEO have not been determined or discussed. Mr. Hemingway will also be reimbursed in an amount estimated at approximately $20,000 for expenses incurred in connection with this proxy solicitation and will be paid a fee of $20,000 for his services as the Nominating Shareholder’s proxy solicitor.

Also, the Nominating Shareholder intends to propose that the Shareholder Nominees appoint Mr. Moscaritolo as the Chief Operating Officer and Chief Technology Officer. Mr. Moscaritolo intends to seek compensation for his services as COO and CTO in the form of a base salary at a monthly rate of $27,500 per month. Mr. Moscaritolo will also seek a payment from the Company of approximately $182,712 in settlement of a claim relating to his full time employment with the Company during the period from November 4, 2004 until November

17, 2006. Mr. Moscaritolo will also seek an additional payment from the Company of approximately $177,205 comprising of back pay for the period since Mr. Moscaritolo’s termination.

The Nominating Shareholder also intends to seek reimbursement from the Company for those expenses incurred by the Nominating Shareholder relating to the Proxy Solicitation, if any Shareholder Nominees are elected, but does not intend to submit the question of such reimbursement to a vote of the Shareholders. Although no precise estimate can be made at the present time, the Nominating Shareholder currently estimates that the total expenditures relating to the Proxy Solicitation incurred by the Nominating Shareholder will be approximately $300,000 of which approximately $150,000 has been incurred to date.

Mr. Christensen has no intentions of becoming an employee of Convergence, even on an interim basis, because he has other commitments during normal working hours.

If elected, the Shareholder Nominees who are non-employee directors would each receive the compensation for their services as directors as may be determined from time to time.

For information regarding ownership of the Company's stock by the Shareholder Nominees and the Nominating Shareholder and regarding purchases and sales of the Company's securities during the past two years, please see "CERTAIN INFORMATION CONCERNING THE PARTICIPANTS."

Other Information

The Nominating Shareholder is seeking the authority to vote for the Shareholder Nominees. Directors of the Company are elected by a plurality of the votes cast with a quorum present. At the Annual Meeting, the three persons who receive the greatest number of votes of the Shareholders represented in person or by proxy at the Annual Meeting will be elected Directors. Shareholders may not vote their shares cumulatively for the election of Directors. Abstentions are considered in determining the presence of a quorum, but will not affect the plurality vote required for the election of Directors. If the three Shareholder Nominees are elected to the Board, they will replace the incumbent Directors.

The accompanying form of proxy being furnished to you by the Nominating Shareholder provides you with an opportunity to withhold authority with respect to any of the Shareholder Nominees by marking the appropriate box.

The Shareholder Nominees understand that, if elected as Directors of the Company, each of them will have an obligation under Nevada law to discharge his duties as a Director in good faith, consistent with his fiduciary duties to the Company and its Shareholders.

The Nominating Shareholder does not expect that the Shareholder Nominees will be unable to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the shares of Common Stock represented by the accompanying form of proxy will be voted for substitute nominees. In addition, the Nominating Shareholder reserves the right to nominate substitute persons if the Company makes or announces any changes to the Company's bylaws or articles of incorporation or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Shareholder Nominees. In any such case, shares of Common Stock represented by the accompanying form of proxy will be voted for such substitute.

THE NOMINATING SHAREHOLDER STRONGLY RECOMMENDS THAT YOU VOTE
"FOR" THE ELECTION OF THE SHAREHOLDER NOMINEES.

OTHER PROPOSALS

The Company has proposed that the shareholders ratify the selection of Kabani & Company, Inc. as the Company’s independent auditors for the year ending September 30, 2007. The Nominating Shareholder is not soliciting proxies to vote on that proposal. The Nominating Shareholder is neither for nor against the ratification of the accountants (proposal 2). The accompanying form of proxy gives you no opportunity to indicate your own preference. If you return the accompanying form of proxy, you will not be voting at all on proposal 2. The Nominating Shareholder believes that your non-vote on that matter should have no affect whatsoever on the outcome of voting on proposal 2. However, if the Company determines to the contrary, then the non-vote would have the same effect as a vote against proposal 2.

The Nominating Shareholder is not aware of any other proposals to be brought before the Annual Meeting. However, the Nominating Shareholder intends to bring before the Annual Meeting such business as may be appropriate or make other proposals as may be appropriate to address any action of the Company's Board of Directors not publicly disclosed prior to the date of this Proxy Statement. Should other proposals be brought before the Annual Meeting, the person authorized as proxy in the accompanying form of proxy will vote on such matters in his discretion. The person named as proxy may exercise discretionary authority only as to matters unknown to the Nominating Shareholder a reasonable time before this proxy solicitation.

RECORD DATE AND VOTING

At the close of business on the Record Date the Company, according to its preliminary proxy statement, had outstanding 20,367,593 shares of voting common stock. Each share outstanding as of the Record Date is entitled to one vote on each matter submitted to a vote of Shareholders. Only Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.

Under Nevada law and the Company's bylaws, the presence of a quorum is required to transact business at the Annual Meeting. At the Annual Meeting, a quorum will require the presence, either in person or by proxy, of a majority of the shares entitled to vote.

Brokerage firms have the authority to vote clients' unvoted shares on some "routine" matters under applicable stock exchange rules. When a brokerage firm votes its clients' unvoted shares on routine matters, these shares are counted to determine if a quorum exists to conduct business at the meeting. A brokerage firm cannot vote clients' unvoted shares on non-routine matters, which results in a broker non-vote. Since there is a contested election for Directors, the election should be treated as a non-routine matter. Thus, if you do not give your broker specific instructions, your shares will not be considered to be present or votes cast and will have no effect on the election of Directors at the Annual Meeting.

Shares of Common Stock represented by a valid, unrevoked form of proxy will be voted as specified. You may vote for the Shareholder Nominees or withhold authority to vote for the Shareholder Nominees by marking the proper box on the form of proxy. Shares represented by a properly executed form of proxy where no specification has been made will be voted FOR the Shareholder Nominees and in the discretion of the person named as proxy on all other matters as may properly come before the Annual Meeting. The person named as proxy in the accompanying form of proxy may exercise discretionary authority only as to matters unknown to the Nominating Shareholder a reasonable time before the Annual Meeting.

You are being asked to elect the Shareholder Nominees named in this Proxy Statement.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE SHAREHOLDER NOMINEES TO THE COMPANY'S BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ACCOMPANYING FORM OF PROXY TO
PROXY SOLICITOR, 300 S. HARBOR BL., SUITE 500, ANAHEIM, CA 92805.

REVOCATION OF PROXIES

Shareholders may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered to the Secretary of Convergence Ethanol, Inc., Richard W. York, Corporate Secretary, 5701 Lindero Canyon Road, Suite 2-100, Westlake Village, California 91362. Although a revocation is effective if delivered to the Company, the Nominating Shareholder requests that either the original or photostatic copies of all revocations be mailed to Thomas Hemingway (the "Proxy Solicitor"), so that the Proxy Solicitor will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, the Proxy Solicitor may use this information to contact Shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Shareholder Nominees and approval of the other proposal described herein.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal pursuant to Rule 14a-8 of Regulation 14A of the Securities Exchange Act of 1934, as amended, at the Company’s 2008 Annual Meeting of Shareholders must ensure that the proposal is received by the Company’s Chief Executive Officer at Convergence Ethanol, Inc., 5701 Lindero Canyon Road, Suite 2-100, Westlake Village, California 91362 no later than November 20, 2007 in order to be considered for inclusion in the Company’s proxy materials for the 2008 Annual Meeting.

ADDITIONAL INFORMATION

The principal executive offices of the Company are located at 5701 Lindero Canyon Road, Suite 2-100, Westlake Village, California 91362. None of the participants in this solicitation, nor any of their respective affiliates or associates, is presently an officer or director of, or otherwise engaged in the management of, the Company, and the Nominating Shareholder has not had access to the books and records of the Company since November 2006. The information concerning the Company contained in this proxy statement has been taken from, or is based upon, publicly available information. Although the Nominating Shareholder does not have any knowledge indicating that any statement made herein is untrue, the Nominating Shareholder does not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on his behalf, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

At present, the Company has not yet announced the date, time and place for the adjourned meeting. When this information becomes available, the Nominating Shareholder will provide, without charge, to each person whom a copy of this Proxy Statement is delivered, upon the written or oral request of such person and by first class mail or other equally prompt means within one business day of receipt of such request, a statement indicating the date, time and place for the adjourned meeting. Requests should be directed to the attention of Daniel K. Moscaritolo, 4010 Lemonberry Place, Thousand Oaks, CA 91362.

PROXY SOLICITATION; EXPENSES

Proxies may be solicited by the Nominating Shareholder by mail, advertisement, telephone, facsimile, electronic and personal solicitation. Phone calls will be made to individual Shareholders by the Nominating Shareholder and his affiliates and employees of the Proxy Solicitor. Certain of the employees of affiliates of the Nominating Shareholder may perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the Nominating Shareholder's solicitation material to their customers for whom they hold shares and the Nominating Shareholder will reimburse them for their reasonable out-of-pocket expenses. The Nominating Shareholder has retained the Proxy Solicitor to assist in the solicitation of proxies and for related services. The Nominating Shareholder will pay the Proxy Solicitor a fee of approximately $5,000 and have agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Nominating Shareholder has agreed to indemnify the Proxy Solicitor against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. The Securities and Exchange Commission deems such an indemnification to be against public policy. Approximately five (5) persons will be used by the Proxy Solicitor in its solicitation efforts.

The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by the Nominating Shareholder. The Nominating Shareholder does not intend to solicit proxies using Internet voting. Although no precise estimate can be made at the present time, the Nominating Shareholder currently estimates that the total expenditures relating to the Proxy Solicitation incurred by the Nominating Shareholder will be approximately $300,000 of which approximately $150,000 has been incurred to date. The estimated total expenditures include the amounts to be paid to the proxy solicitor for reimbursement of costs and fees. The Nominating Shareholder intends to seek reimbursement from the Company for those expenses incurred by the Nominating Shareholder, if any Shareholder Nominees are elected, but does not intend to submit the question of such reimbursement to a vote of the Shareholders.

For the proxy solicited hereby to be voted, the accompanying form of proxy must be signed, dated and returned to PROXY SOLICITOR, 300 S. HARBOR BL., SUITE 500, ANAHEIM, CA 92805 in time to be voted at the Annual Meeting. If you wish to vote for the Shareholder Nominees, you must submit the accompanying form of proxy. Do NOT submit the Company's proxy card. If you have already returned the Company's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating and mailing the accompanying form of proxy. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

Only holders of record of the Common Stock on the Record Date will be entitled to vote at the Annual Meeting. If you are a Shareholder of record on the Record Date, you will retain the voting rights in connection with the Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after such date.

Proxies solicited by this Proxy Statement may be exercised only at the Annual Meeting and any adjournment or postponement of the Annual Meeting and will not be used for any other meeting.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

The Nominating Shareholder and each of the Shareholder Nominees is a participant in this solicitation. The following table sets forth the name and the number of shares of Common Stock of the Company beneficially owned as of March 29, 2007, by the Nominating Shareholder and each of the Shareholder Nominees.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class (1)

Daniel K. Moscaritolo	2,462,887	12.1

Charles L. Christensen	345,917	1.7

Thomas Hemingway	--	*

*Less than 1%.
(1) Calculated based on the 20,367,593 shares of Common Stock of the Company outstanding as of the Record Date according to the Preliminary Proxy Statement of Convergence.

The following table sets forth for the Nominating Shareholder and each of the Shareholder Nominees their purchases and sales (indicated in parenthesis) of Common Stock (including put options and call options) within the previous two years, the dates of the transactions and the amounts purchased or sold:

Account Name	Trade Date	Quantity
Daniel K. Moscaritolo	04-10-2005	32,782
Daniel K. Moscaritolo	04-15-2005	(17,500)
Daniel K. Moscaritolo	05-10-2005	(15,282)
Daniel K. Moscaritolo	09-10-2005	(105,800)

Except as set forth in this Proxy Statement, no Shareholder Nominee or the Nominating Shareholder is involved in any material pending legal proceedings with respect to the Company. Except as set forth in this Proxy Statement, there is no other arrangement or understanding between any Shareholder Nominee and any other person pursuant to which he was or is to be selected as a Shareholder Nominee or Director.

The Nominating Shareholder reserves the right to retain one or more financial advisors and proxy solicitors, who may be considered participants in a solicitation under Regulation 14A of the Securities Exchange Act of 1934. The Nominating Shareholder will pay the expenses of any such solicitation.

Except as set forth in this Proxy Statement, (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any of the Company's securities; (iii) no participant in this solicitation owns any of the Company's securities which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any of the Company's securities during the past two years; (v) no part of the purchase price or market value of the Company's securities owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any of the Company's securities; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation has, nor do any of their associates have, any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates; (xi) no participant in this solicitation has, nor do any of their associates have, any arrangement or understanding with any person with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xii) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Shareholder Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting; (xiii) no participant in this solicitation is aware of any arrangement (including any pledge, voting trust, or contract for sale) which may at a subsequent date result in a change in control of the Company; (xvi) no participant in this solicitation is aware of any arrangement, or has reason to believe that any arrangement exists, under which 5% or more of any class of the Company’s voting securities is held or is to be held subject to any voting agreement, voting trust or other similar agreement; (xv) no participant in this solicitation is aware of any person or group that holds beneficial ownership of more than 5% of the outstanding shares of the Company or has the right to acquire beneficial ownership of more than 5% of such outstanding voting securities, except for persons or groups who may be identified through a review of publicly available information regarding the beneficial ownership of the Company.

VOTING SECURITIES OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth the beneficial ownership of the Company's common stock as of February 15, 2007, by (i) each person known by the Company to be the beneficial owner of more than five percent (5%) of the Company's common stock, (ii) by each director, (iii) each of the Company’s principal executive officers, and (iv) all directors and executive officers as a group. Except as otherwise indicated in the footnotes to the table, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws, where applicable. The following information as to the security ownership of the Company, other than information as to the number of shares owned by Mr. Moscaritolo, is based solely on the Company’s preliminary proxy statement filed with the Securities and Exchange Commission on April 2, 2007.

Beneficial Owner (1)	Number of Shares	Percentage Owned (2)
Dr. James A. Latty	3,464,468 (3)	16.2%
Steve Newsom	300,000 (4)	1.5%
Richard W. York	96,336 (5)	0.5%
Mark Trumble	1,569,902	7.7%
Daniel K. Moscaritolo	2,462,887 (6)	12.08%
John C. Fitzgerald	333,613 (7)	1.6%
All Directors & Executive Officers as a Group (4 persons)	4,194,417	19.04%

(1) Unless otherwise indicated, the address of each beneficial owner is 5701 Lindero Canyon Road, Suite 2-100, Westlake Village, California 91362.
(2) The calculations of percentage of beneficial ownership are based on 20,367,593 shares of common stock outstanding on February 15, 2007.
(3) Includes options granted to Dr. Latty to purchase 1,000,000 shares of common stock exercisable within 60 days of February 15, 2007.
(4) Represent shares underlying options exercisable within 60 days of February 15, 2007.
(5) Includes shares underlying 65,000 options granted to Mr. York exercisable within 60 days of February 15, 2007.
(6) Mr. Moscaritolo’s address is 4010 Lemonberry Place, Thousand Oaks, CA 91362.
(7) Includes shares underlying 300,000 options granted to Mr. Fitzgerald exercisable within 60 days of February 15, 2007.

CHANGE IN CONTROL PROVISIONS

The SECURITIES PURCHASE AGREEMENT, dated as of October 27, 2006, between Convergence and GCA Strategic Investment Fund Limited, filed by Convergence on March 1, 2007 as Exhibit 10.1 with its Form 10-QSB/A, provides that replacing a majority of incumbent directors in the manner contemplated by this solicitation constitutes a change in control and thus would give the holders of a majority of the Convergence convertible notes a right to demand redemption of the notes and the warrants. Convergence would then owe the holders at least 110% of the $3,530,000 original principal amount, 110% of default interest at the rate of 18% per year, and 110% of the liquidated damages, or more based on a market price formula, plus an amount equal to the appraised value of the outstanding warrants based on a Black-Scholes model, or more based on a market price formula. Independently of any change in control, GCA has already threatened to accelerate these obligations in connection with the continuing breach by Convergence of the registration rights provisions. See "REASONS FOR REPLACING THE INCUMBENT DIRECTORS--The Company Has Raised Some Financing Privately and Subsequently Disputes Have Arisen."

According to the Company’s preliminary proxy statement, Dr. Latty, the Company’s current Chairman, President and Chief Executive Officer, entered into an employment agreement dated as of July 1, 2002 that was assumed by the Company. Dr. Latty’s employment agreement expired on July 1, 2006 and is currently up for renewal. The Company has indicated that ratification by the Board of Directors of a new three-year agreement with Dr. Latty is anticipated. The expired agreement with Dr. Latty provided that any unvested option granted to Dr. Latty under the agreement shall immediately vest if the Company enters a merger or acquisition agreement whereby a controlling interest in the Company could change hands or be purchased or otherwise acquired.

According to the Company’s preliminary proxy statement, Richard W. York, the Company’s current Chief Financial Officer, entered into an employment agreement with the Company dated November 1, 2006 which provides for certain payments and benefits to be provided to him in the event that he is terminated without “cause” or that he resigns for “good reason.” If Mr. York is terminated without “cause” or resigns for “good reason” then, subject to Mr. York’s compliance with certain covenants (including a convent not to compete with the Company for a proscribed period), Mr. York will receive (i) a lump a severance payment equal to 12 months of his salary, (ii) any individual incentive compensation earned under any annual incentive plan approved by the Company’s Board of Directors on a pro rate basis, and (iii) reimbursement for the cost of up to the first twelve months of premiums for continuing group health plan coverage which Mr. York and his covered dependents receive pursuant to COBRA. Mr. York’s current salary is payable at a rate of $120,000 per year.

If the Shareholder Nominees are elected, the Shareholder Nominees intend to review the terms of any change of control provisions that the Company is party to and evaluate whether the change of control provisions contained therein have been triggered and, consistent with their fiduciary duties, any other relevant circumstances.

If you have any questions or need assistance in voting your shares, please call THE NOMINATING SHAREHOLDER'S PROXY SOLICITOR at 714-765-0012

Dated: May 21, 2007    Sincerely,

 /s/ Daniel K. Moscaritolo
 Daniel K. Moscaritolo

If your shares are not held in a brokerage account and a stock certificate is registered in your own name, you are the Shareholder of record and would vote by signing and dating the accompanying form of proxy and sending it to PROXY SOLICITOR, 300 S. HARBOR BL., SUITE 500, ANAHEIM, CA 92805.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and in that case these proxy materials are being forwarded to you by your broker who is considered, with respect to those shares, the Shareholder of record. To vote as a beneficial owner, you may either--
A. Direct your broker to vote your shares, and your broker or nominee shall have enclosed a voting instruction card for you to use; OR

B. Specifically request a document called a "legal proxy" from your broker and either bring it with you to the Annual Meeting or sign and date the accompanying form of proxy and forward it along with your "legal proxy" to PROXY SOLICITOR, 300 S. HARBOR BL., SUITE 500, ANAHEIM, CA 92805.

[FORM OF PROXY]

NOMINATING SHAREHOLDER’S PROXY FOR THE ANNUAL MEETING OF SHAREHOLDERS OF CONVERGENCE ETHANOL, INC.
ORIGINALLY SCHEDULED FOR 7:30 A.M., CALIFORNIA TIME, ON APRIL 16, 2007

The undersigned shareholder of Convergence Ethanol, Inc. (the “COMPANY”) hereby appoints Daniel K. Moscaritolo, as proxy, with full powers of substitution, to vote the shares of the undersigned at the above-stated Annual Meeting and at any adjournment(s) or postponement(s) thereof:

1.	TO APPROVE THE ELECTION OF ANY OR ALL OF THE FOLLOWING SHAREHOLDER NOMINEES FOR DIRECTOR

	Daniel K. Moscaritolo	☐ FOR	☐ WITHHOLD
	Charles L. Christensen	☐ FOR	☐ WITHHOLD
	Thomas Hemingway	☐ FOR	☐ WITHHOLD

IF NO CONTRARY INSTRUCTIONS ARE GIVEN ABOVE, THE SIGNED AND DATED PROXY WILL BE VOTED FOR ALL OF THE SHAREHOLDER NOMINEES.

THE PROXIES SHALL BE AUTHORIZED TO ACT IN THEIR DISCRETION ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING.

THIS PROXY HEREBY REVOKES ANY PROXY OR PROXIES HERETOFORE GIVEN BY THE UNDERSIGNED:

THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF CONVERGENCE ETHANOL, INC. BY THE NOMINATING SHAREHOLDER AND FOR THE SHAREHOLDER NOMINEES LISTED ABOVE. THIS PROXY IS NOT BEING SOLICITED BY THE BOARD OF DIRECTORS OF CONVERGENCE ETHANOL, INC.

Receipt herewith of the Nominating Shareholder’s Proxy Statement, dated May 21, 2007 is hereby acknowledged.

Dated: ____________________, 2007

___________________________________________________
(Signature of Shareholder)

___________________________________________________
(Signature if held jointly)

IMPORTANT: Please date this proxy and sign exactly as your name or names appear(s) on your stock certificate. All joint owners whose names appear should sign. Executors, administrators, trustees, guardians, attorneys and others holding stock in a representative or fiduciary capacity, should sign and also give their title. If a corporation, please sign in corporate name by the president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

PLEASE SIGN, DATE AND MAIL TODAY TO
PROXY SOLICITOR, 300 S. HARBOR BL., SUITE 500, ANAHEIM, CA 92805.